Filed by MAF Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Chesterfield Financial Corp.
                                                   (Commission File No: 0-32589)

         ON JULY 23, 2004, MAF BANCORP, INC. ISSUED THE FOLLOWING NEWS RELEASE:


FOR IMMEDIATE RELEASE
---------------------

For:  MAF Bancorp, Inc.                     Contacts:  Jerry A. Weberling, Chief
      55th Street & Holmes Avenue                        Financial Officer
      Clarendon Hills, IL 60514
      www.mafbancorp.com                               (630) 887-5999



                 MAF BANCORP REPORTS SECOND QUARTER EARNINGS OF
                 $.77 PER DILUTED SHARE; LOWERS OUTLOOK FOR 2004

Clarendon Hills, Illinois, July 23, 2004 - MAF Bancorp, Inc. (MAFB) announced today that net income for the second quarter ended June 30, 2004 totaled $26.0 million compared to $19.5 million in last year's second quarter. Earnings per diluted share for the current quarter totaled $.77 per diluted share, compared to $.82 per diluted share reported for the second quarter of 2003. The current quarter's results include $.03 of charges for merger-related costs and a previously-disclosed accounting change.

For the six months ended June 30, 2004, diluted earnings per share totaled $1.50 compared to $1.63 for the first six months of 2003. Earnings per share for the 2004 periods were impacted by the larger number of average shares outstanding as a result of the Company's acquisition of St. Francis Capital Corporation in December 2003 and Fidelity Bancorp in July 2003. As discussed later, the Company currently estimates calendar 2004 results of $3.20-$3.35 per diluted share.


                   NET INTEREST INCOME AND NET INTEREST MARGIN

                                                   QE 6/30/04        QE 3/31/04       QE 6/30/03
                                                   ----------        ----------       ----------
Net interest margin                                    3.05%              3.10%           2.89%
Interest rate spread                                   2.86%              2.90%           2.59%
Net interest income (000's)                         $65,170            $64,029         $40,563

AVERAGE ASSETS:
Yield on interest-earning assets                       4.85%              4.94%           5.27%
  Yield on loans receivable                            5.05%              5.14%           5.67%
  Yield on mortgage-backed securities                  3.78%              3.74%           3.60%
  Yield on investment securities                       4.84%              5.11%           4.57%
Average interest-earning assets (000's)          $8,539,108         $8,264,886      $5,613,261

AVERAGE LIABILITIES:
Cost of interest-bearing liabilities                   1.99%              2.04%           2.68%
  Cost of deposits                                     1.34%              1.34%           1.70%
  Cost of borrowed funds                               3.34%              3.58%           5.01%
Average interest-bearing liabilities (000's)     $7,704,319         $7,472,967      $4,995,666



NET INTEREST MARGIN: 2ND QUARTER 2004 V. 1ST QUARTER 2004. The net interest margin contracted by five basis points during the quarter. The yield on interest-earning assets fell by 9 basis points, largely due to the decrease in the overall yield on the loan portfolio. While loan refinancing activity has recently slowed and the pace of the decline in the yield on loans receivable has slowed, new portfolio originations of adjustable-rate loans and equity lines of credit remain priced at levels below the average portfolio yield. The net interest margin was also impacted by the reduction from 6.5% to 6.0% in the dividend yield earned during the quarter on an investment of approximately $390 million in Federal Home Loan Bank of Chicago stock.

The average cost of interest-bearing liabilities also declined, but at a slower rate than asset yields, decreasing 5 basis points over the past three months. This decline was largely due to the decrease in the cost of borrowed funds as the cost of new borrowings were significantly lower than the overall portfolio cost. The average cost for deposits, the Company's primary funding source, remained stable.

Average interest-earning assets grew at a 13.3% annualized rate during the quarter, fueled by increases in loans receivable held in portfolio. Compared to the first quarter of 2004, average loans receivable balances increased by $207 million to $6.67 billion. A consumer shift to adjustable-rate loans, which the Company generally retains in portfolio, along with the continued growth in home equity loan balances, were the primary reasons for the increase. Average mortgage-backed securities balances also showed considerable growth, increasing $65 million to $1.03 billion, reflecting securitization of loans receivable offset by prepayments in the portfolio. Other categories of interest-earning assets remained relatively stable.

The asset growth was largely matched by growth in average interest-bearing liabilities, which increased at an annualized rate of 12.4%. The average balance of borrowed funds rose by $184 million to $2.50 billion and represented the primary source of funding for the asset growth during the quarter. During the past three months, the average balance of deposits increased by $48 million to $5.20 billion.

NET INTEREST MARGIN: 2ND QUARTER 2004 V. 2ND QUARTER 2003. Compared to the prior year quarter, the Company's funding costs declined at a faster pace than decreases in asset yields, and led to the 16 basis point increase in the net interest margin. This year over year improvement in net interest margin primarily reflects the lower cost funding added in the St. Francis merger.

                               LENDING PRODUCTION

                                      QE 6/30/04           QE 3/31/04             QE 6/30/03
                                      ----------           ----------             ----------
                                    AMOUNT     %         AMOUNT     %           AMOUNT     %
                                    ------    ---        ------    ---          ------    ---
LOAN CATEGORY (000'S)
---------------------
1-4 family originations           $  838,508    65%    $553,422     61%      $1,178,190     85%
Multi-family                          51,427     4       34,176      4           44,289      3
Equity lines of credit               282,064    22      231,983     26          135,689     10
All other                            123,779     9       81,302      9           34,151      2
                                  ----------   ---     --------    ---       ----------    ---
Total loan originations           $1,295,778   100%    $900,883    100%      $1,392,319    100%
                                  ==========   ===     ========    ===       ==========    ===

1-4 FAMILY ORIGINATIONS
-----------------------
Fixed rate %                              41%                41%                     57%
Adjustable rate %                         59                 59                      43
Refinance %                               50                 52                      63

While interest rates remained attractive and at historically low levels, refinancing activity has recently slowed, leading to the lower residential mortgage loan volume compared to a year ago. Loan volume was higher in the second quarter of 2004 than the first quarter due to the decrease in rates in late March that created a flurry of refinancing activity in early April. The subsequent rise in interest rates during the second quarter significantly dampened mortgage loan demand. The Company currently expects 1-4 family mortgage loan volume to be significantly lower in the second half of 2004 compared to the first half due to a decrease in refinance activity and increased competition. Home purchase activity in the Bank's markets remains steady. Also, the Company continued to have success in marketing its home equity loan products. Home equity loan balances increased to $1.12 billion at June 30, 2004 compared to $1.04 billion at March 31, 2004 and $491 million at June 30, 2003. Home equity loan balances represented approximately 17% of the Company's total loan portfolio at June 30, 2004.

                               NON-INTEREST INCOME


                                         QE 6/30/04        QE 3/31/04       QE 6/30/03
                                         ----------        ----------       ----------

Total non-interest income (000's)         $19,082           $20,395          $16,973
Non-interest income / total revenue *        22.6%             24.2%            29.5%


* total revenue = net interest income plus non-interest income


OVERVIEW. In the current quarter, loan sale gains declined from a year ago but mortgage servicing-related income increased and income from deposit account service charges and brokerage commissions increased. Given the refinance boom of a year ago, last year's second quarter results were highlighted by significant loan sale gains, reflecting high loan sale volume occurring during a declining interest rate environment, offset by high loan servicing amortization expense and impairment of mortgage servicing rights. The sequential quarter decline is primarily due to investment securities gains recorded in the first quarter of 2004.

LOAN SALES AND LOAN SERVICING

                                                QE 6/30/04        QE 3/31/04       QE 6/30/03
                                                ----------        ----------       ----------
LOAN SALES
----------
Fixed-rate loans sold (000's)                     $208,089           $128,649         $401,358
Adjustable rate loans sold (000's)                  49,403              4,832                -
                                                  --------           --------         --------
Total loans sold (000's)                          $257,492           $133,481         $401,358
                                                  ========           ========         ========
Loan sale gains (000's)                             $1,676             $1,780           $8,254
Margin on loan sales                                    65 bp *           133 bp           206 bp

* A change in accounting treatment during the current quarter resulted in a 30 basis point reduction in margin on loan sales.

LOAN SERVICING
--------------
Loan servicing fee income (expense) (000's)          ($115)              $241          ($2,040)
Valuation (impairment) recovery on
  mortgage servicing rights (000's)                 $1,200               $555            ($940)
Capitalized mortgage servicing rights as a
  percentage of loans serviced for others               75 bp              71 bp            62 bp

During the quarter, fixed rate loan sales increased to $208.1 million from $128.6 million in the first quarter due to the decrease in long-term mortgage rates in March 2004 that led to an increase in refinance volumes. In addition, the Company began selling some of its adjustable-rate loan originations, resulting in an overall increase of $124.0 million in loan sale volume to $257.5 million from $133.5 million in the first quarter of 2004. Profits on adjustable-rate loan sales tend to be much less than on sales of fixed-rate loans and as a result, the overall margin on loan sales declined. Loan sale margins were negatively impacted by the general trend of increasing rates during most of the quarter as well as from an accounting change. As previously disclosed, this quarter's earnings include the adoption of SAB No. 105, which prohibits the inclusion of estimated servicing cash flows within the valuation of interest rate lock commitments under SFAS No. 133. The Company previously included a portion of the value of the associated servicing cash flows when recognizing loan commitments at inception and throughout its life. The adoption of SAB No. 105 created an accounting change in second quarter 2004 and lowered gain on sale by $765,000. This impact is a one-time change and will not affect the ongoing economic value of this business. Slower than expected loan prepayments led to a $1.2 million recovery of valuation reserves on mortgage servicing rights.

DEPOSIT ACCOUNT SERVICE FEES

                                                     QE 6/30/04         QE 3/31/04      QE 6/30/03
                                                     ----------         ----------      ----------
  Deposit service charges (000's)                      $8,721             $7,856          $5,960
  Growth rate (year over year)                           46.3%              44.4%            7.8%
  Growth rate (sequential quarter annualized)            44.0%              42.5%           38.3%
  Deposit service fees / total revenue                   10.3%               9.3%           10.4%
  Checking accounts                                   238,500            235,600         161,300

Deposit account service fees increased considerably compared to the second quarter of 2003, primarily due to the impact of the St. Francis and Fidelity mergers. As a percentage of total revenue, deposit service fees remained consistent with last year's comparable period and slightly ahead of the results in the first quarter of this year.

REAL ESTATE DEVELOPMENT OPERATIONS

                                                     QE 6/30/04        QE 3/31/04       QE 6/30/03
                                                     ----------        ----------       ----------
  RE development income - total (000's)                $2,509             $1,102          $1,687
  Residential lot sales                                    64                 25              31
  Pending lot sales at quarter end                         10                 58              72
  Investment in real estate held for
    development or sale (000's)                       $38,416            $32,557         $23,280

All but one of the 64 lot sales during the quarter were residential lots in the Company's Shenandoah subdivision in Plainfield, IL. Most of the lot sales in the first quarter of 2004 were also in this 326-lot development, where 46 lots remain as of June 30, 2004. The increase in the investment in real estate compared to a year ago relates primarily to land purchases for the planned Springbank joint venture development in Plainfield, Illinois.

SECURITIES SALES

                                                     QE 6/30/04        QE 3/31/04       QE 6/30/03
                                                     ----------        ----------       ----------
  INVESTMENT SECURITIES:
  Net gains (losses) on sale (000's)                     ($32)            $2,834            $285

  MORTGAGE-BACKED SECURITIES:
  Net gains on sale (000's)                                 -               $489               -


During the first quarter of 2004, the Company sold three investment securities on which it had previously taken other-than-temporary-impairment writedowns in 2002 and 2003. The net gain from the sale of these three securities was $2.7 million.

                              NON-INTEREST EXPENSE

                                                     QE 6/30/04        QE 3/31/04       QE 6/30/03
                                                     ----------        ----------       ----------
  Total non-interest expense (000's)                  $45,184            $46,890         $26,744
  Non-interest expense to average assets                 1.96%              2.10%           1.79%
  Efficiency ratio (1)                                  53.61%             57.82%          46.71%

(1) The efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income and non-interest income, excluding net gain/(loss) on sale and writedown of mortgage-backed and investment securities.

Non-interest expense decreased modestly in the current quarter compared to the first quarter of 2004, primarily the result of the beginning of some compensation cost savings related to the St. Francis operations following the completion, on May 31, 2004, of the data processing and other systems conversion. Overall expenses in the current quarter also reflect approximately $880,000 in costs related to completion of the St. Francis systems conversion, including software programming costs and incremental incentive compensation and overtime costs.

Compared to a year ago, all major categories of non-interest expense showed increases due to significant growth of the Company during the past year, including expansion into new markets. The added cost of management personnel and infrastructure needed to facilitate this growth and to address the increased compliance burden under new regulations also contributed to higher expenses year over year. Compensation and benefits expense totaled $24.0 million in the current period compared to $25.6 million in the quarter ended March 31, 2004 and $15.7 million in the second quarter of last year. The increase compared to a year ago was primarily due to the 2003 mergers, although normal salary increases, higher payroll taxes, increased medical costs and staffing at new branch offices opened during the past year also contributed to increased compensation costs.

Office occupancy and equipment costs totaled $6.7 million in the current period compared to $6.5 million in the first quarter of 2004 and $3.5 million a year ago. This increase from a year ago is due primarily to the operation of 67 branch offices, compared to 43 offices operated at June 30, 2003. The additional rent expense resulting from the 2004 consolidation of four loan operations centers into one location also contributed to occupancy cost increases but is designed to improve efficiencies over the long term.

Income tax expense totaled $12.8 million in the current quarter, an effective income tax rate of 33.0%, compared to $11.3 million or an effective income tax rate of 36.5% for the quarter ended June 30, 2003. The decline in the effective income tax rate is primarily due to the tax benefits generated from St. Francis' low income and senior housing projects.

                                  ASSET QUALITY

                                                     QE 6/30/04        QE 3/31/04       QE 6/30/03
                                                     ----------        ----------       ----------
  Non-performing loans (NPL) (000's)                  $28,944           $30,259          $22,391
  Non-performing assets (NPA) (000's)                 $31,152           $32,179          $32,802
  NPL / total loans                                       .43%              .47%             .49%
  NPA / total assets                                      .33%              .35%             .55%
  Allowance for loan losses (ALL) (000's)             $34,721           $34,437          $19,379
  ALL  / total loans                                      .52%              .53%             .42%
  ALL / NPL                                             120.0%            113.8%            86.5%
  Provision for loan losses (000's)                      $280              $300                -
  Net charge-offs (recoveries) (000's)                    ($4)             $418              $92


The Company continues to maintain strong asset quality. At June 30, 2004, 93% of non-performing loans consisted of loans secured by one-to four-family residential properties, compared to 90% at March 31, 2004. The Company recorded a provision for loan losses of $280,000 in the current quarter primarily due to the growth in the loan portfolio.


                             BALANCE SHEET & CAPITAL

                                                   QE 6/30/04        QE 3/31/04       QE 6/30/03
                                                   ----------        ----------       ----------
  ASSETS:
  Total assets (000's)                             $9,374,628        $9,077,753       $5,971,295
  Loans receivable (000's)                         $6,730,929        $6,454,210       $4,614,757
  Mortgage-backed securities (000's)                 $975,348        $1,045,142         $315,393


  LIABILITIES AND EQUITY:
  Total liabilities (000's)                        $8,468,564        $8,162,889       $5,445,459
  Deposits (000's)                                 $5,673,046        $5,618,127       $3,836,466
  Borrowed funds (000's)                           $2,612,099        $2,381,838       $1,471,000
  Stockholders' equity (000's)                       $906,064          $914,864         $525,836

  OTHER:
  1-4 family residential loans / total loans             60.8%             60.8%            76.9%
  Core deposits / total deposits                         60.6%             59.9%            59.0%
  Book value per share                                 $27.74            $27.79           $22.66
  Stockholders equity / total assets                      9.7%             10.1%             8.8%

Total assets increased $296.9 million over the past three months (13.1% annualized) due primarily to growth in loans held in the portfolio. This growth was attributable to increased ARM originations, reflecting a shift in consumer preferences and the continued growth in home equity loan balances. Loans receivable increased by $277 million during the quarter, which represented annualized growth in loan balances of 17.1%. The percentage of 1-4 family residential loans to total loans remained steady at June 30, 2004 compared to March 31, 2004 but changed considerably compared to a year ago, primarily as a result of the impact of the St. Francis merger. The percentage of core deposits improved modestly.

Stockholders' equity decreased during the quarter as the increase from net income of $26.0 million was partially offset by $6.9 million of dividends, and a $16.3 million after-tax decline in the market value of securities available for sale, due to the sharp rise in interest rates during the current quarter. In addition, the Company repurchased 309,500 shares during the quarter at an average price of $41.71 per share. Through June 30, 2004, a total of 1,380,000 shares have been repurchased under the Company's 1.6 million share repurchase program at an average price of $40.04 per share. The Bank's tangible, core and risk-based capital percentages of 6.71%, 6.71% and 10.60%, respectively, at June 30, 2004 exceeded all minimum regulatory capital requirements.


                 RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

Diluted earnings per share totaled $1.50 in the current six-month period compared to $1.63 last year. For the six months ended June 30, 2004, net income totaled $50.8 million compared to $38.8 million in last year's comparable period. Net interest income totaled $129.2 million compared to $81.6 million last year. The net interest margin expanded to 3.08% for the six months ended June 30, 2004, compared to 2.91% for the first six months of 2003. Return on equity for the six months ended June 30, 2004 was 11.14% compared to 15.03% for the six months ended June 30, 2003.

Non-interest income totaled $39.5 million for the six months ended June 30, 2004, equal to 23.4% of total revenue. For the six months ended June 30, 2003, non-interest income was $33.0 million, or 28.8% of total revenue. In the prior year period, there was considerable loan refinancing activity resulting in gains on sale of loans totaling $15.8 million compared to $3.5 million in the current year. Gains on sales of mortgage-backed securities were $489,000 for the current period compared to $5.4 million for the prior year period. Higher deposit account service charges and a $1.8 million impairment recovery related to servicing rights also contributed to the increase in 2004. Additionally, the results from last year included losses from sales and writedowns of investment securities of $5.4 million while the current period had net gains of $2.8 million.

Non-interest expense totaled $92.1 million in the current six-month period, compared to $53.4 million reported for the six months ended June 30, 2003. Increased compensation expense accounted for $18.3 million of the increase, while all other categories of non-interest expense showed large increases due generally to increased costs associated with the Company's considerable market expansion over the past year.

                               RECENT DEVELOPMENTS

On June 5, 2004, the Company announced it had reached an agreement to acquire Chesterfield Financial Corp. in a cash and stock transaction valued at approximately $128.5 million. The Company expects this transaction to close in the fourth quarter of 2004. At March 31, 2004, Chesterfield had assets of $361 million, deposits of $279 million and four banking facilities in the Chicago area.

                                OUTLOOK FOR 2004


The Company indicated that it currently expects earnings for 2004 to be in the range of $3.20-$3.35 per diluted share. The lowered earnings guidance is primarily a function of current market dynamics. Mortgage loan demand, particularly refinance activity which comprised a significant portion of overall loan volume during 2003 and the beginning of 2004, has dropped significantly following the rise in interest rates during the second quarter. These developments have led the Company to lower its outlook on mortgage loan volume for the balance of the year and to increase lower-yielding adjustable-rate mortgages in its projected mortgage origination product mix. While the Company expects to benefit from lower non-interest expenses in the second half of the year due to completion of the St. Francis systems conversion, some of this benefit will be offset by higher than previously anticipated costs relating to management personnel and infrastructure improvements to accommodate the growth of the Company, as well as from increased costs associated with compliance with new laws affecting public companies.

As a result of lower projected loan origination volume, the Company currently expects less earning asset growth in 2004 than previously projected, which impacts expected net interest income. In addition, the Company expects loan sale profits from 1-4 family originations to be less than previously projected.

Income from real estate development activities is projected to be lower than previously estimated because of delays in receiving municipal approvals for the Company's Springbank development. While the approvals are still expected this year, the delay will postpone at least some of the previously anticipated lot sale closings in this new project until 2005. The Company currently estimates income from real estate development operations to be in the range of $6.0-$9.5 million for 2004.

The projections assume a stable housing purchase market, continued good credit quality and completion of the Company's previously authorized stock buyback program.


MAF Bancorp is the parent company of Mid America Bank, a federally chartered stock savings bank. The Bank currently operates a network of 67 retail banking offices throughout Chicago and Milwaukee and their surrounding areas. Offices in Wisconsin operate under the name "St. Francis Bank, a division of Mid America Bank." The Company's common stock trades on the Nasdaq Stock Market under the symbol MAFB.


                           Forward-Looking Information
                           ---------------------------

Statements contained in this news release that are not historical facts including the statements in the "Outlook for 2004" section above, constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), which involve significant risks and uncertainties. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. These forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "plan," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ from those predicted. The Company undertakes no obligation to update these forward-looking statements in the future.

Factors which could have a material adverse effect on operations and could affect management's outlook or future prospects of the Company and its subsidiaries include, but are not limited to, higher than expected overhead, infrastructure and compliance costs needed to support growth in the Company, difficulties implementing the Company's business model in the Milwaukee area markets, unanticipated changes in interest rates or flattening of the yield curve, demand for loan products, unanticipated changes in secondary mortgage market conditions or the market for mortgage servicing rights, deposit flows, competition, adverse federal or state legislative or regulatory developments, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and Federal Reserve Board, difficulties or delays in completing the acquisition of Chesterfield, higher than expected costs or unanticipated difficulties associated with the integration of Chesterfield into MAF, deteriorating economic conditions which could result in increased delinquencies in MAF's or Chesterfield's loan portfolio, the quality or composition of MAF's or Chesterfield's loan or investment portfolios, demand for financial services and residential real estate in MAF's or Chesterfield's market area, unanticipated slowdowns in real estate lot sales or problems in closing pending real estate contracts, delays in real estate development projects, the possible short-term dilutive effect of other potential acquisitions, if any, and changes in accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

   NOTE: The following notice is included to meet certain legal requirements.
   --------------------------------------------------------------------------


MAF has filed a registration statement containing a preliminary proxy statement/prospectus and other documents regarding the proposed transaction with Chesterfield Financial Corp. with the Securities and Exchange Commission. CHESTERFIELD SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT MAF AND CHESTERFIELD, AND THE PROPOSED TRANSACTION. When available, copies of this proxy statement/prospectus will be mailed to Chesterfield shareholders, and it and other documents filed by MAF or Chesterfield with the SEC may be obtained free of charge at the SEC's web site at http://www.sec.gov, or by directing a request to MAF at 55th Street & Holmes Avenue, Clarendon Hills, IL 60514 or Chesterfield at 10801 S. Western Avenue, Chicago, IL 60643.

Chesterfield and its directors, executive officers and certain other members of management and employees may be soliciting proxies from their stockholders in favor of the proposed merger. Information regarding such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Chesterfield's stockholders in connection with the proposed merger is set forth in Chesterfield's proxy statement filed with the SEC on October 17, 2003 relating to its annual meeting of stockholders held on November 18, 2003. Additional information is set forth in the preliminary proxy statement/prospectus on file with the SEC.

                       MAF BANCORP, INC. AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS
                  (Dollars in thousands, except per share data)


                                                                     THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                          JUNE 30,                   JUNE 30,
                                                                     2004         2003           2004       2003
                                                                     ----         ----           ----       ----
                                                                         (UNAUDITED)                (UNAUDITED)

Interest income                                                   $   103,378       73,925   $   205,385    150,951
Interest expense                                                       38,208       33,362        76,186     69,333
                                                                   ----------     --------    ----------   --------
   Net interest income                                                 65,170       40,563       129,199     81,618
Provision for loan losses                                                 280            -           580          -
                                                                   ----------     --------    ----------   --------
   Net interest income after provision for loan losses                 64,890       40,563       128,619     81,618
Non-interest income:
   Gain (loss) on sale and writedown of:
     Loans receivable held for sale                                     1,676        8,254         3,456     15,802
     Mortgage-backed securities                                            -             -           489      5,352
     Investment securities                                                (32)         285         2,802     (5,427)
     Foreclosed real estate                                                50          302           196        233
   Income from real estate operations                                   2,509        1,687         3,611      3,322
   Deposit account service charges                                      8,721        5,960        16,577     11,399
   Loan servicing fee income (expense)                                   (115)      (2,040)          126     (3,416)
   Valuation recovery (allowance) on mortgage servicing rights          1,200         (940)        1,755       (940)
   Brokerage commissions                                                1,002          648         2,098      1,379
   Other                                                                4,071        2,817         8,367      5,284
                                                                   ----------     --------    ----------   --------
     Total non-interest income                                         19,082       16,973        39,477     32,988
Non-interest expense:
   Compensation and benefits                                           24,006       15,654        49,640     31,292
   Office occupancy and equipment                                       6,722        3,453        13,225      6,984
   Advertising and promotion                                            2,594        1,777         5,001      3,098
   Data processing                                                      2,289          992         4,407      1,965
   Other                                                                8,842        4,498        18,330      9,331
   Amortization of core deposit intangibles                               731          370         1,471        749
                                                                   ----------     --------    ----------   --------
   Total non-interest expense                                          45,184       26,744        92,074     53,419
                                                                   ----------     --------    ----------   --------
     Income before income taxes                                        38,788       30,792        76,022     61,187
Income taxes                                                           12,818       11,253        25,258     22,360
                                                                   ----------     --------    ----------   --------
     Net income                                                   $    25,970       19,539        50,764     38,827
                                                                   ==========     ========    ==========   ========

Basic earnings per share                                          $       .79          .84          1.54       1.67
                                                                   ==========     ========    ==========   ========
Diluted earnings per share                                                .77          .82          1.50       1.63
                                                                   ==========     ========    ==========   ========


                       MAF BANCORP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             (Dollars in thousands)

                                                                                        (UNAUDITED)
                                                                                         JUNE 30,      DECEMBER 31,
                                                                                           2004            2003
                                                                                         --------      ------------
ASSETS
------

Cash and due from banks                                                                $  134,051           144,290
Interest-bearing deposits                                                                 116,443            57,988
Federal funds sold                                                                         64,410            19,684
                                                                                        ---------         ---------
    Total cash and cash equivalents                                                       314,904           221,962

Investment securities available for sale, at fair value                                   347,833           365,334
Stock in Federal Home Loan Bank of Chicago, at cost                                       366,681           384,643
Mortgage-backed securities available for sale, at fair value                              874,052           971,969
Mortgage-backed securities held to maturity (fair value $98,300)                          101,296                 -
Loans receivable held for sale                                                            106,831            44,511
Loans receivable, net of allowance for losses of $34,721 and $34,555                    6,624,098         6,324,596
Accrued interest receivable                                                                32,822            31,168
Foreclosed real estate                                                                      2,204             3,200
Real estate held for development or sale                                                   38,416            32,093
Premises and equipment, net                                                               132,434           122,817
Other assets                                                                              133,245           130,615
Goodwill                                                                                  262,443           262,488
Intangibles                                                                                37,369            38,189
                                                                                        ---------         ---------
                                                                                       $9,374,628         8,933,585
                                                                                        =========         =========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Liabilities:
   Deposits                                                                             5,673,046         5,580,455
   Borrowed funds                                                                       2,612,099         2,299,427
   Advances by borrowers for taxes and insurance                                           49,952            41,149
   Accrued expenses and other liabilities                                                 133,467           110,950
                                                                                        ---------         ---------
     Total liabilities                                                                  8,468,564         8,031,981
                                                                                        ---------         ---------
Stockholders' equity:
   Preferred stock, $.01 par value; authorized
      5,000,000 shares; none outstanding                                                        -                 -
   Common stock, $.01 par value;
      80,000,000 shares authorized; 33,121,465 and 33,063,853
      shares issued; 32,667,915 and 33,063,853 shares outstanding                             331               331
   Additional paid-in capital                                                             497,663           495,747
   Retained earnings, substantially restricted                                            435,897           402,402
   Accumulated other comprehensive income (loss), net of tax                               (9,823)            2,109
   Stock in Gain Deferral Plan; 243,052 and 240,879 shares                                  1,109             1,015
   Treasury stock, at cost; 453,550 at June 30, 2004                                      (19,113)                -
                                                                                        ---------         ---------
       Total stockholders' equity                                                         906,064           901,604
                                                                                        ---------         ---------
                                                                                       $9,374,628         8,933,585
                                                                                        =========         =========


                                       11

                       MAF BANCORP, INC. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
                        (In thousands, except share data)
                                   (Unaudited)

                                                      JUNE 30,              DECEMBER 31,              JUNE 30,
                                                        2004                    2003                    2003
                                                      --------              ------------              --------

Book value per share                              $     27.74             $     27.27             $     22.66
Stockholders' equity to total assets                     9.67%                  10.09%                   8.81%
Tangible capital ratio (Bank only)                       6.71                    7.16                    6.96
Core capital ratio (Bank only)                           6.71                    7.16                    6.96
Risk-based capital ratio (Bank only)                    10.60                   11.45                   11.73
Common shares outstanding:
    Actual                                         32,667,915              33,063,853              23,201,179
    Basic (weighted average)                       32,740,881              27,951,055              23,274,342
    Diluted (weighted average)                     33,564,045              28,836,235              23,857,888

Non-performing loans                              $    28,944             $    32,787             $    22,391
Non-performing assets                                  31,152                  43,684                  32,802
Allowance for loan losses                              34,721                  34,555                  19,379
Non-performing loans to total loans                       .43%                    .51%                    .49%
Non-performing assets to total assets                     .33                     .49                     .55
Allowance for loan losses to total loans                  .52                     .54                     .42
Mortgage loans serviced for others                $ 3,308,843             $ 3,330,039             $ 2,237,178
Capitalized mortgage servicing rights, net             24,779                  24,128                  13,820
Core deposit intangibles                               12,590                  14,061                   6,506



                                                       THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                            JUNE 30,                           JUNE 30,
                                                      ---------------------               -------------------
                                                      2004             2003               2004           2003
                                                      ----             ----               ----           ----

Average balance data:
    Total assets                                  $  9,238,105     $ 5,966,598        $ 9,087,753    $ 5,946,390
    Loans receivable                                 6,665,054       4,533,706          6,561,424      4,519,388
    Interest-earning assets                          8,539,108       5,613,261          8,401,997      5,599,867
    Deposits                                         5,201,601       3,514,946          5,177,834      3,494,269
    Interest-bearing liabilities                     7,704,319       4,995,666          7,588,643      4,996,482
    Stockholders' equity                               910,958         522,170            911,079        516,654
Performance ratios (annualized):
    Return on average assets                              1.12%           1.31%              1.12%          1.31%
    Return on average equity                             11.40           14.97              11.14          15.03
    Average yield on interest-earning assets              4.85            5.27               4.89           5.40
    Average cost of interest-bearing liabilities          1.99            2.68               2.01           2.80
    Interest rate spread                                  2.86            2.59               2.88           2.60
    Net interest margin                                   3.05            2.89               3.08           2.91
    Average interest-earning assets to average
      interest-bearing liabilities                      110.84%         112.36%            110.72         112.08%
    Non-interest expense to average assets                1.96            1.79               2.03           1.80
    Non-interest expense to average assets
      and loans serviced for others                       1.44            1.31               1.52           1.32
    Efficiency ratio (1)                                 53.61           46.71              55.67          46.58
Loan originations                                 $  1,295,778     $ 1,392,319        $ 2,196,661    $ 2,448,220
Loans sold                                             257,492         401,358            390,973        878,976
Cash dividends declared per share                          .21             .18                .42            .36


(1) The efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income and non-interest income, excluding net gain/(loss) on sale and writedown of mortgage-backed and investment securities.

                                       12